UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Appointment of New Chief Financial Officer

On July 28, 2017, Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”) announced the appointment of Dror Israel as its new Vice President and Chief Financial Officer in replacement of Oren Bryan, who is resigning from his position as Vice President and Chief Financial Officer of the Company, as previously reported by the Company on June 28, 2017. Mr. Israel will begin his employment at the Company on August 7, 2017, and will assume responsibilities following a transition period.

A copy of the press release making the foregoing announcement is appended to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: July 28, 2017	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release, dated July 28, 2017, announcing the appointment of Dror Israel as Vice President and Chief Financial Officer